Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

February 24, 2011

VIA EDGAR ONLY

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           DNA Brands, Inc.
Amendment No. 1 to Form S-1;
SEC File No. 333-171177

Dear Mr. Koduri:

Filed electronically on behalf of the above referenced registrant (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of January 11, 2011. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All page references refer to the filed Amendment.

General

Comment No. 1

Consistent with Staff Legal Bulletin No. 4, the Registration Statement has been modified such that the distribution of the Company’s 31,250,000 shares to the shareholders of DNA Beverage is being registered.

In addition, the Amendment contains new disclosure identifying the Selling Shareholders as underwriters.  See page 17.

Please note the following:

•	There are 22 Selling Shareholders, each of which is listed in the Amendment, along with the percentage of the overall offering made by each shareholder.

•	The Selling Shareholders were issued their shares subsequent to July 6, 2010, as indicated in Part II, Item 15 of the registration statement.

•	With the exception of the shares owned by entities owned and controlled by the Registrant’s two affiliates, none of the selling shareholders own 5% or more of the Registrant’s issued and

Ajay Koduri, Esq.
United States Securities and Exchange Commission

outstanding shares, or are otherwise “affiliates” of the Registrant, as they are not officers or directors of the Registrant.

•	Relationships by and among the Selling Shareholder, if any, are included in the footnotes to the Selling Shareholder table at page 16.

•
The Registrant received gross proceeds of $1,030,000 from its recent private offering, wherein it sold 2,160,000 of the shares being registered. In addition, the Registrant issued 600,000 shares of its common stock to an entity in lieu of an obligation to pay $268,000.  The balance of the funds applicable to the shares being registered were received by DNA Beverage Corporation. No funds are being returned or have been returned to any of the selling shareholders or their affiliates in either fess or any other payments.

•	To the best knowledge of the Registrant, none of the Selling Shareholders is in the business of buying and selling securities, or are otherwise licensed broker-dealers.

Prospectus Cover Page

Comment No. 2

The Prospectus Cover Page has been revised per the staff’s comment.

Prospectus Summary

Comment No. 3

The acquisition of the assets of DNA Beverage Corporation required the affirmative vote of a majority of the Company’s shareholders and was obtained by the consent of the holders of a majority of the DNA Beverage Common Stock pursuant to the laws of the State of Nevada.

Comment No. 4

The reference to the classification of the Company as a shell company prior to the acquisition of the assets of DNA Beverage has been included in the Amendment.  See page 1 and page 47.

Comment No. 5

The relevant disclosure concerning the Company’s failure to file an information statement is included in the Amendment at page 1.  With reference to our belief that any potential liability is not material, we note that the amendment to the Company’s Articles of Incorporation was approved by the consent of the holders of 95% of the Company’s then issued and outstanding voting securities.  At the time, the Company’s Common Stock was very thinly traded, at a price of approximately $0.01.  The number of shares who did not execute the consent minutes constituted 1,049,400 shares.  If the measure of damages was computed based upon the then current market price, the total liability would not have exceeded $10,494, which we deem to be immaterial.

Ajay Koduri, Esq.
United States Securities and Exchange Commission

It is also noted that pursuant to the laws of the State of Colorado, no dissenting shareholder rights accrue for this action.  Further, since this action took place in July 2010, the Company has received no notice from any shareholder of the Company at the time the action occurred of their concern regarding this issue.  We also note that the price of the Company’s common stock since the transaction with DNA Beverage has risen, which we believes also mitigates any potential liability.

Risk Factors

Comment No. 6

The Amendment includes an additional risk factor as suggested by the staff.  See page 7.  It also includes additional new subsequent event disclosure concerning a $500,000 Secured Convertible Denture

Selling Stockholders
(page 16)

Comment No. 7

The Selling Shareholder section of the Prospectus has been revised to include disclosure that none of the Selling Shareholders held any shares of the Company’s Common Stock prior to the Offering, as well as the number of shares being offered by each Selling Shareholder and the percentage of the class of the Company’s Common Stock to be owned by each Selling Shareholder after completion of the offering.  See the Selling Stockholder section beginning at page 15.

Comment No. 8

The Amendment includes disclosure that, other than the shares owned by entities owned and controlled by current management of the Company, no other Selling Stockholder held any position, office or had any other material relationship with the Company or any of its predecessors or affiliates.  See page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 25)

Comment No. 9

The Amendment includes disclosure of the two snack distributors in NY and Texas, as well as the public relations firm based in Florida.  See pages 24-26.

Description of Business
(page 33)

Comment No. 10.

The relevant disclosure referencing the dollar amounts included in the staff’s comment have been deleted in the Amendment.

Ajay Koduri, Esq.
United States Securities and Exchange Commission

Comment No. 11

The reference to the statement discussed in your comment letter has been deleted.

Comment No. 12.

The Amendment includes disclosure as to the category in which the Company won its prize.  See page 28.

Industry Overview
(page 43)

Comment No. 13.

In the Amendment all factual statements that do not include a source have been deleted.  The documentation supporting the factual statements is being provided to you on a supplemental basis.

Comment No. 14.

The table has been updated.  See page 37.

Competition
(page 45)

Comment No. 15

The disclosure has been revised to include current information.  See pages 39-40.  We will be providing documentation supporting this disclosure on a supplemental basis in the overnight package being sent to you.

Comment No. 16

The reference to category dollars has been deleted in the Amendment.

Government Regulations
(page 47)

Comment No. 17

The Amendment contains additional disclosure per the staff’s comment.  See page 41.

Management
(page 83)

Comment No. 18

A paragraph discussing the specific experience, qualifications, attributes or skills of each of the directors of the Company is included in the Amendment.  See page 42.

Ajay Koduri, Esq.
United States Securities and Exchange Commission

Comment No. 19

The prior disclosure on Conflicts of Interest has been revised in the Amendment.  See page 43.

Executive Compensation
(page 49)

Comment No. 20

The table and footnotes have been revised to include the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  See page 43.

Security Ownership of Certain Beneficial Owner and Management
(page 50)

Comment No. 21

The Amendment contains disclosure as to the trust relationship.  See page 44. The Trust Agreement has been included as an exhibit to the Amendment.

Certain Relationships and Related Transactions
(page 51)

Comment No. 22

The relevant disclosure concerning the balances owed to management at September 30, 2010 and December 31, 2009 has been included in the MD&A section.  See page 23.  The loans have not been memorialized in writing.

Comment No. 23

The loans payable to RSS were included in this section.  See page 45.

Item 16.  Exhibits and Financial Statement Schedules

Comment No. 24

All of the requested exhibits have been filed with the Amendment.  Additionally, if the agreement was verbal, applicable disclosure has been included in the Amendment reflecting the same.

Ajay Koduri, Esq.
United States Securities and Exchange Commission

Financial Statements
(page 53)

Comment No. 25

The financial statements included in the Amendment, as well as the MD&A disclosure, mirror the information included in the Form 8-K/A previously filed.

In addition, please note that the Tandy Letter requested by the staff has previously been filed.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of March 7, 2011, or as soon thereafter as practicable, is appropriate.  We intend to contact you prior to said date to confirm that you agree and thereafter, file a request for acceleration of effectiveness.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm

cc:           D. Marks, President
DNA Brands, Inc.